Landa App LLC

6 W. 18th Street, New York, NY 10011

January 6, 2022

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, N.E.

Washington, D.C. 20549

Re: Landa App LLC

Post-Qualification Amendment No. 4 to the

Offering Statement on Form 1-A

Filed December 20, 2021

File No. 024-11377

Ladies and Gentlemen:

We respectfully request that the above referenced Offering Statement on Form 1-A filed by Landa App LLC, a Delaware series limited liability company, be declared qualified by the Securities and Exchange Commission at 12:00 PM Eastern Time on January 7, 2022, or as soon thereafter as practicable.

Very truly yours,

/s/ Yishai Cohen
President and CEO of Landa Holdings, Inc.,
the Manager of Landa App LLC

cc: Via E-mail

Lilian Brown, Partner
Wilmer Cutler Pickering Hale and Dorr LLP